Exhibit 23.8
Independent Auditors’ Consent
The Partners
910 Louisiana and 777 Walker:
We consent to the use of our reports dated March 12, 2004, with respect to the statements of revenues and certain operating expenses of 910 Louisiana, Houston, Texas and 777 Walker, Houston, Texas incorporated by reference into Post-Effective Amendment No. 6 to the Registration Statement on Form S-11 (No. 333-108780) of Hines Real Estate Investment Trust, Inc., and to the reference to our firm under the heading “Experts” in the registration statement. Our reports related to the above statements of revenues and certain operating expenses refer to the fact that the statements of revenues and certain expenses were prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of revenue and expense.
/s/ KPMG LLP
Houston, Texas
November 18, 2005